UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.)*

First Essex Bancorp
------------------------------
(Name of Issuer)


COMMON STOCK
---------------------------------
(Title of Class of Securities)

320103104
-----------------------
(Cusip Number)

December 31, 2001
______________________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1     (b)
[ ]  Rule 13d-1     (c)
[ ]  Rule 13d-1     (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)
[Continued on the following page(s)]

Page 1 of 4 Pages


CUSIP No.	320103104							Page 2 of 4 Pages
----------------------------------------------------------------
1.	Name of reporting person
      S.S. or I.R.S. identification no. of above person

	David L. Babson & Company Inc.
	04-1054788
----------------------------------------------------------------
2.	Check the appropriate box if a member of a group
		(a)(   )
		(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization
	Massachusetts

----------------------------------------------------------------
                 			5.	Sole Voting Power
            	          	 	409,400.00
	Number of	        	-----------------------------
	shares     	      	6.	Shared Voting Power
	beneficially
	owned by		  	          0
	each		          	-----------------------------
	Reporting	            7.	Sole Dispositive Power
	person
	with		              	   409,400.00
				             -----------------------------
8.	Shared Dispositive Power
	  0
---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

      409,400.00
----------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
     5.46%
----------------------------------------------------------------
12.	Type of Reporting person
  	IA

Page 3 of 4 Pages 					Cusip #: 320103104

SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

First Essex Bancorp

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

71 Main Street
Andover, MA  01810

ITEM 2(A):  NAME OF PERSON FILING:

David L. Babson & Company Inc. ("DLB")

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

One Memorial Drive
Cambridge, Massachusetts  02142-1300

ITEM 2(C):  CITIZENSHIP:

See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

See Cover Page

ITEM 2(E):  CUSIP NUMBER:

See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e) [X]  An investment adviser in accordance with
         Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)	AMOUNT BENEFICIALLY OWNED:  DLB, in its capacity as
investment adviser, may be deemed the beneficial owner of 409,400.00 shares of common stock of the Issuer.


(b)	PERCENT OF CLASS: 5.46%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.

Page 4 of 4 Pages
							Cusip #:320103104

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

	Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

	Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

	Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		Date:   January 7, 2002

  Signature:  --//Leslie A. Meinhart//--
		Name/Title: LESLIE A. MEINHART
		            Compliance Manager


January 7, 2002

Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413

Re:	SCHEDULE 13G RELATING TO COMMON STOCK OF FIRST ESSEX BANCORP, INC.
      FOR THE YEAR ENDING DECEMBER 31, 2001

Dear Sir or Madam:

David L. Babson & Company Inc. is filing today an amendment to
Schedule 13G through the EDGAR system, as required by Section
240.13d-1 (b) to reflect a change in beneficial ownership of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of David L. Babson & Company Inc., which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the Undersigned at (617) 761-3798.

Sincerely,

//Leslie A. Meinhart//
LESLIE A. MEINHART
Compliance Manager